Exhibit 3.2

ARTICLES OF AMENDMENT

TO THE
ARTICLES OF INCORPORATION
OF
NSB HOLDINGS, INC.

1.

The name of the Corporation is “NSB Holdings, Inc.”

2.

The Corporation hereby amends Article I of its Articles of Incorporation by deleting Article 1 in its entirety and inserting in lieu thereof a new Article 1 as follows:

Article 1. Name. The name of the Company is “Atlantic Southern Financial Group, Inc.”

3.

These Articles of Amendment were approved by the Board of Directors by unanimous consent dated November 5, 2005, in accordance with the provisions of Section 14-2-1002 of the Georgia Business Corporation Code. Pursuant to Section 14-2-1002(8) of the Georgia Business Corporation Code, shareholder action is not required to amend the Articles of Incorporation so as to change the corporate name.

NSB HOLDINGS, INC.

By:
Mark A. Stevens
President and Chief Executive Officer

Effective Date: December 1, 2005